# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rare Earths Americas, Inc., CIK 0002095743
CUSIP: 75381A108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 101 W. Main Street, Manchester, Georgia (GA), 31816
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002133048

## Reporting persons
- DITM HOLDINGS PTY LTD: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 2,024,311; sole dispositive power 0; shared dispositive power 2,024,311; aggregate amount beneficially owned 2,024,311 (9.9% of the class)
  Comment: The reported securities are held directly by DITM HOLDINGS PTY LTD ("DITM") as Trustee for the DITM Family Trust and indirectly by Todd William Hannigan and Vivienne Frances Hannigan, individuals who each own 50 percent of DITM. As a result, each of DITM, Todd William Hannigan and Vivienne Frances Hannigan may be deemed to have or share beneficial ownership of securities held by DITM.
- Todd William Hannigan: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 2,024,311; sole dispositive power 0; shared dispositive power 2,024,311; aggregate amount beneficially owned 2,024,311 (9.9% of the class)
- Vivienne Frances Hannigan: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 2,024,311; sole dispositive power 0; shared dispositive power 2,024,311; aggregate amount beneficially owned 2,024,311 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Rare Earths Americas, Inc.
Address of issuer's principal executive offices: 101 W/ MAIN STREET, MANCHESTER, GEORGIA, 31816

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k).
(i) DITM HOLDINGS PTY LTD
(ii) Todd William Hannigan
(iii) Vivienne Frances Hannigan
Address of principal business office or, if none, residence:
(i) DITM HOLDINGS PTY LTD: 15 Lennox St, Mosman NSW 2088, Australia
(ii) Todd William Hannigan: 15 Lennox St, Mosman NSW 2088, Australia
(iii) Vivienne Frances Hannigan: 15 Lennox St, Mosman NSW 2088, Australia
Citizenship:
(i) DITM HOLDINGS PTY LTD: Australia
(ii) Todd William Hannigan: Australia
(iii) Vivienne Frances Hannigan: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,024,311
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,024,311
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,024,311

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DITM HOLDINGS PTY LTD: /s/ Todd William Hannigan, Director (09/08/2026)
- DITM HOLDINGS PTY LTD: /s/ Vivienne Frances Hannigan, Director (09/08/2026)
- Todd William Hannigan: /s/ Todd William Hannigan, Director (09/08/2026)
- Vivienne Frances Hannigan: /s/ Vivienne Frances Hannnigan, Director (09/08/2026)